Exhibit 4.8

AMENDMENT NO. 5

TO

THE LINCOLN ELECTRIC COMPANY

EMPLOYEE SAVINGS PLAN

(AS AMENDED AND RESTATED EFFECTIVE JANUARY 1, 2010)

The Lincoln Electric Company, an Ohio corporation, hereby adopts this Amendment No. 5 to The Lincoln Electric Company Employee Savings Plan (As amended and restated effective January 1, 2010) (the “Plan”), effective as of January 1, 2010.

I.

Section 1.1(37) of the Plan is hereby amended in its entirety to read as follows:

“(37) Holdings Stock: Stock that constitutes “qualifying employer securities,” including voting or non-voting common stock of Lincoln Electric Holding, Inc. The term “qualifying employer securities,” as defined in Section 409(l) of the Code, means common stock issued by the Employer (or by a Controlled Group Member) which is readily tradable on an established securities market. If there is no common stock which meets the requirements of the previous sentence, the term “employer securities” means common stock issued by the Employer (or by a Controlled Group Member) having a combination of voting power and dividend rights equal to or in excess of (i) that class of common stock of the Employer (or of any such Controlled Group Member) having the greatest voting power, and (ii) that class of common stock of the Employer (or of any such Controlled Group Member) having the greatest dividend rights.”

II.

Section 3.6(2) of the Plan is hereby amended by adding the following new sentence at the end thereof to read as follows:

“Notwithstanding the foregoing, for purposes of this Subsection (2), Qualified Nonelective Contributions shall not be taken into account for a Plan Year for any Eligible Employee who is not a Highly Compensated Employee to the extent such Contributions exceed the product of such Eligible Employee’s compensation and the greater of 5% or two times the Plan’s “representative contribution rate” (as defined in Treasury Regulation Section 1.401(k)-2(a)(6)(iv)(B)).”

III.

Section 3.7(2) of the Plan is hereby amended by adding the following new sentence at the end thereof to read as follows:

“Notwithstanding the foregoing, for purposes of this Subsection (2), Qualified Nonelective Contributions shall not be taken into account for a Plan Year for any Eligible Employee who is not a Highly Compensated Employee to the extent such Contributions exceed the product of such Eligible Employee’s compensation and the greater of 5% or two times the Plan’s “representative contribution rate” (as defined in Treasury Regulation Section 1.401(m)-2(a)(6)(v)(B)).”

IV.

Section 5.8 of the Plan is hereby amended by adding the following new sentence at the end thereof to read as follows:

“Notwithstanding any other provision of the Plan to the contrary, any dividends reinvested in the Holdings Stock Fund pursuant to this Section 5.8 shall be 100% vested and nonforfeitable at all times.”

V.

The first sentence of Section 6.10(2) of the Plan is hereby amended in its entirety to read as follows:

“In accordance with sections 409(h)(4), (5) and (6) of the Code, if the Holdings Stock is or becomes not readily tradable on an established market, then any Member who is otherwise entitled to a total distribution from the Plan shall have the non-terminable right (hereinafter referred to as the “Put Option”) to require that his Holdings Stock be repurchased by the Company.”

VI.

The last sentence of Section 14.1 of the Plan is hereby amended in its entirety to read as follows:

“A Member has the right to instruct the Trustee with respect to voting shares of Holdings Stock on all matters which involve the voting of such shares, including the exercise of any appraisal rights, dissenters’ rights or similar rights granted by applicable law to the registered or beneficial holders of Holdings Stock.”

EXECUTED this 28th day of April, 2014.

THE LINCOLN ELECTRIC COMPANY

By	/s/ Gretchen Farrell

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